Exhibit 10.1
October 26, 2006
Michael J. Merriman, Jr.
16361 Misty Lake Glen
Chagrin Falls, Ohio 44023
Dear Mike,
     I am delighted with the prospect of you joining Lamson & Sessions (the “Company”) as President and Chief Executive Officer effective November 15, 2006. Having had the opportunity to work with you this past year as a member of the Board of Directors of the Company, coupled with your executive experience and standing within the community, I am quite confident of your leadership abilities and your commitment to grow the Company. I feel that as President and CEO of a New York Stock Exchange Company you will be provided with an exceptional career opportunity that I believe you will find most satisfying.
     Therefore, I am pleased to offer you the position of President and Chief Executive Officer. You would continue, of course, to serve as a member of the Board of Directors and would report to John Schulze, Chairman of the Board until his retirement in April 2007.
     In the capacity as President and Chief Executive Officer, you will directly manage the business activities of the Corporation in accordance with the policies, goals, and objectives established by the Chairman of the Board and the Board of Directors. Reporting directly to you will be the Chief Financial Officer; the Senior Vice Presidents of Carlon, LHP and LVP; the Vice Presidents of Supply Chain, Operations, and Human Resources; and the Manager Corporate Quality.
     Your compensation package will include the following:
1	Base salary of at least $500,000 per year payable semi-monthly or otherwise as in effect for senior executive officers of the Company and subject to annual increases approved by the Governance, Nominating and Compensation Committee (the “GNCC”) pursuant to its normal review process for senior executive officers.

2.	Annual bonus set at 72% of base salary if the Company achieves its financial target established by the Board of Directors pursuant to the Executive Incentive Compensation Plan.

3.	Participation in the Executive Long Term Deferred Compensation Plan.

4.	2007 bonus guaranteed to be at least target ($360,000), to be paid no later than March 15, 2008. 2006 bonus will be at least $45,000, payable not later than March 15, 2007 (which is the target amount pro-rated from the date of hire until the end of the year).

5.	Sign-on bonus of $275,000, payable on January 2, 2007.

5.	Initial equity grant of 50,000 Stock-Settled Stock Appreciation Rights (“SARS”) pursuant to the 1998 Incentive Equity Plan awarded on November 15, 2006. Assuming you continue to be employed by the Company, one-third will vest on the first anniversary date, one third on the second anniversary date and one-third on the third anniversary date. Vesting may be accelerated in certain circumstances, and unvested grants would terminate on termination of your employment, all as provided in the plan and the award agreement. You will be entitled to subsequent annual grants of SARS awarded during the customary annual cycles as approved by the GNCC pursuant to its normal process for senior executive officers.

7.	Initial equity grant of 20,000 Performance Accelerated Restricted Stock (“PARS”) pursuant to the 1998 Incentive Equity Plan awarded on November 15, 2006. Assuming you continue to be employed by the Company, the shares will vest based on the achievement of the following targets set as a measure of total return to shareholders pursuant to the 1998 Incentive Equity Plan:

Tranche One (1/3 of the PARS) — $32.00

Tranche Two (1/3 of the PARS) — $35.00

Tranche Three (1/3 of the PARS) — $38.00

If the above targets are not achieved, the PARS will vest on a cliff basis at the end of six years of employment with the Company. Vesting may be accelerated in certain circumstances, and unvested grants would terminate on termination of your employment, all as provided in the plan and the award agreement. You will be entitled to subsequent annual grants of PARS awarded during the customary annual cycles as approved by the GNCC pursuant to its normal process for senior executive officers.

8.	Executive Change in Control Agreement in the Company’s customary form providing for a “Period of Employment” of three years after a change in control.

9.	Severance as follows: If the Company terminates your employment in the first three years of employment, other than for “Cause”, (as defined in Section 4(a) (iii) of the Executive Change in Control Agreement), the Company will provide you severance equal to two times your base salary and pay your health care premiums for 24 months, or until you are covered under another employer’s health care plan, conditioned upon your compliance with your confidentiality and non-compete obligations (as defined in the Supplemental Executive Retirement Agreement). In the event that you would be terminated after three years of employment, severance will be in accordance with the Company’s severance policy for senior executive officers. This severance arrangement will be further evidenced by a written severance agreement agreed to by the Company and you on or before November 15, 2006.

10.	Participation in all eligible benefits and perquisite programs available to senior executive officers, including, but not limited to:
a.	Leased car and expenses per the Company’s Leased Car policy.

b.	Health care coverage for yourself and dependent family members in accordance with the Company’s health care plans.

c.	Enroll both you and your spouse in the Company’s executive physical program at the Cleveland Clinic.

d.	Endorsement Split Dollar and Term Life Insurance in the amount of $1,500,000 (death benefit).

e.	Initiation fees, assessments, dues and all other expenses of business related club memberships as agreed to by you and the Chairman of the Board.

f.	Participation in your Non-Qualified Supplemental Executive Retirement Plan that is designed to provide you with a benefit equal to what you would have been entitled to if you were eligible to enroll in Lamson & Sessions Co. Defined Benefit Plan. The formula for the Plan will be pro-rated and equate to two years of credited service for each year of employment until you are credited with a total of 20 years of service. Thereafter, you shall be credited with continuous employment for each period of employment you complete.
     I have enclosed copies of our Company’s Change in Control Agreement, Executive Long Term Incentive Plan, 2006 Executive Incentive Compensation Plan, your Supplemental Executive Retirement Plan Agreement letter, and the

Restricted Shares Agreements for your review. These documents would be amended to reflect the provisions outlined above.
     Upon receipt of our offer as outlined in this letter, you will be required to complete a routine post-offer, pre-employment physical, which will include a drug test. This physical will be arranged by the Company’s Human Resources Department.
     Should you have any questions or need additional clarification regarding this offer of employment please contact me at 719-389-6446.
     I look forward to your continuing contributions and the leadership you will provide to the Company.

Sincerely,

/s/ D. Van Skilling

D. Van Skilling
Chairman Governance, Nominating, and Compensation Committee

Agreed and accepted:

/s/ Michael J. Merriman, Jr.

Michael J. Merriman, Jr.
Date: October 26, 2006

Cc:	J. B. Schulze E. E. Clancy
25701 Science Park Drive • Cleveland, Ohio 44122 • 216-766-6553 • Fax: 216- 831-1876

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